AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 3, 2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                            First Banks America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock - $0.15 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   31928N-10-3
--------------------------------------------------------------------------------

                                 (CUSIP Number)
--------------------------------------------------------------------------------

                                 Allen H. Blake
                                First Banks, Inc.
                                    President
                          600 James S. McDonnell Blvd.
                            Hazelwood, Missouri 63042
                                 (314) 592-5000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.  31928N-10-3                                        Page 2 of 22 Pages
--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           First Banks, Inc. - I.R.S. Identification No. - #43-1175538
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)   |_|
                                                                     (b)   |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
              WC, BK
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO |_| ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Missouri
--------------------------------------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER

      SHARES                 10,343,860 Common Stock
                             2,500,000 Class B Common Stock
--------------------------------------------------------------------------------
    BENEFICIALLY    8        SHARED VOTING POWER

     OWNED BY                NONE
--------------------------------------------------------------------------------
       EACH         9        SOLE DISPOSITIVE POWER

    REPORTING                10,343,860 Common Stock
                             2,500,000 Class B Common Stock
--------------------------------------------------------------------------------
      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                  NONE
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,343,860 - (Includes Common Stock and Class B Common Stock)
-------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
-------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100.00% of all issued and outstanding voting stock.
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

             HC, CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer

         This statement relates to Common Stock, $0.15 par value per share (the "Common Stock"), and Class B Common Stock (the "Class B Stock") issued by First Banks America, Inc., a Delaware corporation ("FBA"), whose principal executive offices were located at 550 Montgomery Street, San Francisco, California 94111.

         Amendment No. 3 to Schedule 13D filed by the reporting person on November 12, 2002 is hereby amended as follows:

Item 2. Identity and Background

         As of the date of this Amendment, the directors and executive officers of First Banks and their positions with First Banks are as follows:

         James F. Dierberg       Chairman of the Board of Directors and Chief Executive Officer
         Allen H. Blake          Director and President, Chief Financial Officer and Secretary
         Donald W. Williams      Director, Senior Executive Vice President and Chief Credit Officer
         Michael J. Dierberg     Director, Senior Vice President and General Counsel
         Gordon A. Gundaker      Director
         David L. Steward        Director
         Hal J. Upbin            Director
         Douglas H. Yaeger       Director
         Michael F. Hickey       Executive Vice President and Chief Information Officer
         Terrance M. McCarthy    Senior Executive Vice President and Chief Operating Officer
         Michael F. McWhortor    Executive Vice President - Banking Support
         Mark T. Turkcan         Executive Vice President - Mortgage Banking
         Lisa K. Vansickle       Senior Vice President and Controller

         The information required by Item 2 with respect to First Banks, the Dierberg Family and each of the above named persons is attached to this statement as Exhibits 2A through 2R and is incorporated herein by reference.

         The information disclosed in Exhibits 2A through 2R is included pursuant to General Instruction C to Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

         On December 31, 2002, First Banks acquired all of the publicly held shares of FBA common stock, representing 6.22% of the outstanding voting stock of FBA on that date by a merger in which FBA Acquisition Corporation, a wholly owned subsidiary of First Banks, merged with FBA. Subsequently on December 31, 2002, FBA was merged with and into First Banks. The acquisition was financed by First Banks using working capital and proceeds of a revolving loan made to First Banks by a group of unaffiliated lenders. A copy of the loan agreement has been previously filed with the Securities and Exchange Commission; see Exhibit 7A hereto, incorporating such loan agreement by reference in this Amendment.

Item 5. Interest in Securities of the Issuer

         (a) See the information set forth in Item 3 regarding the aggregate number and percentage of the classes of securities beneficially owned by First Banks.

         (b) First Banks has the sole power to vote and to dispose of the securities of FBA referred to herein.

         (c) - (e) Not Applicable.

Item 7. Material to Be Filed as Exhibits

         Exhibits 2A through 2R - Information required by Item 2 with respect to First Banks, the Dierberg Family and the other persons identified in Item 2.

         Exhibit 7a - $110,000,000 Secured Credit Agreement, dated as of August 22, 2002, among First Banks, Inc. and Wells Fargo Bank Minneapolis, National Association, American National Bank & Trust Company of Chicago, The Northern Trust Company, Union Bank of California N.A., SunTrust Bank, Nashville and Fifth Third Bank - incorporated herein by reference to Exhibit B to First Banks'
Schedule 13E-3, dated October 8, 2002.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        FIRST BANKS, INC.



                                        By:  /s/ Allen H. Blake
                                                 -------------------------------
                                                 Allen H. Blake
                                                 President and Chief Financial
                                                 Officer



Date:    January 3, 2003

                                   Exhibit 2A


FIRST BANKS, INC.

State or Other Place of Organization:                Missouri
-------------------------------------

Principal Business:                                  Bank Holding Company
-------------------

Address of Principal Business:                       135 North Meramec
------------------------------                       Clayton, Missouri 63105


Address of Principal Office:                         135 North Meramec
----------------------------                         Clayton, Missouri 63105

                                   Exhibit 2B

JAMES F. DIERBERG (Chairman of the Board of Directors and Chief Executive Officer of First Banks, Inc., and trustee of the James F. Dierberg living trust, dated October 8, 1985)

Principal Occupation or Employment:       Chairman of the Board of Directors and
-----------------------------------       Chief Executive Officer

Name of Employer:                         First Banks, Inc.
-----------------

Principal Business:                       Bank Holding Company
-------------------

Address:                                  135 North Meramec
--------                                  Clayton, Missouri 63105

                                   Exhibit 2C

MARY W. DIERBERG (Trustee of First Trust established U/I James F. Dierberg, dated December 30, 1992).

Principal Occupation or Employment:       Housewife
-----------------------------------

Address:                                  c/o James F. Dierberg
--------                                  135 North Meramec
                                          Clayton, Missouri 63105

                                   Exhibit 2D

JAMES F. DIERBERG, II (Trustee of the living trust of the James F. Dierberg II Family Trust, dated December 30, 1992)

Principal Occupation or Employment:       Private Investor
-----------------------------------

Name of Employer:                         Self employed
-----------------

Principal Business:                       Investments
-------------------

Address:                                  Phnom Penh
--------                                  Cambodia

                                   Exhibit 2E

MICHAEL J. DIERBERG (Trustee of the Michael J. Dierberg Family Trust, dated December 30, 1992 and the Irrevocable Trust of Michael J. Dierberg, dated May 1,
1998)

Principal Occupation or Employment:       Director and General Counsel
-----------------------------------

Name of Employer:                         First Bank & Trust
-----------------

Principal Business:                       Banking
-------------------

Address:                                  550 Montgomery Street
--------                                  San Francisco, California 94111

                                   Exhibit 2F

ELLEN DIERBERG SCHEPMAN (Trustee of the Ellen C. Dierberg Family Trust, dated December 30, 1992)

Principal Occupation or Employment:       Marketing and Internet Coordinator
-----------------------------------

Name of Employer:                         First Banks, Inc.
----------------

Principal Business:                       Bank Holding Company
-------------------

Address:                                  135 North Meramec
--------                                  Clayton, Missouri 63105

                                   Exhibit 2G

FIRST BANK (Co-Trustee of First Trust)

State or Other Place of Organization:     Missouri
-------------------------------------

Principal Business:                       Banking
-------------------

Address of Principal Business:            11901 Olive Boulevard
------------------------------
                                          Creve Coeur, Missouri 63141

Address of Principal Office:              11901 Olive Boulevard
---------------------------               Creve Coeur, Missouri 63141

                                   Exhibit 2H

ALLEN H. BLAKE (President, Chief Financial Officer, Secretary and Director of First Banks, Inc.)

Principal Occupation or Employment:       President and Chief Financial Officer
-----------------------------------

Name of Employer:                         First Banks, Inc.
-----------------

Principal Business:                       Bank Holding Company
-------------------

Address:                                  135 North Meramec
--------                                  Clayton, Missouri 63105

                                   Exhibit 2I

DONALD W. WILLIAMS (Senior Executive Vice President and Chief Credit Officer of First Banks, Inc.; Chairman of the Board of Directors of First Bank)

Principal Occupation or Employment:       Senior Executive Vice President and
-----------------------------------       Chief Credit Officer

Name of Employer:                         First Banks, Inc.
----------------

Principal Business:                       Bank Holding Company
-------------------

Address:                                  135 North Meramec
--------                                  Clayton, Missouri 63105

                                   Exhibit 2J

GORDON A. GUNDAKER (Director of First Banks, Inc.)

Principal Occupation or Employment:       President and Chief Executive Officer
-----------------------------------

Name of Employer:                         Coldwell Banker Gundaker
-----------------

Principal Business:                       Real Estate Broker
-------------------

Address:                                  2458 Old Dorsett Road
--------                                  St. Louis, Missouri 63043

                                   Exhibit 2K

DAVID L. STEWARD (Director of First Banks, Inc.)

Principal Occupation or Employment:       Chairman of the Board of Directors,
----------------------------------        President and Chief Executive Officer

Name of Employer:                         World Wide Technology, Inc.
-----------------

Principal Business:                       Internet-based hardware, software and
-------------------                       networking solutions

Address:                                  127 Weldon Parkway
--------                                  St. Louis, Missouri 63043

                                   Exhibit 2L

HAL J. UPBIN (Director of First Banks, Inc.)

Principal Occupation or Employment:       Chairman of the Board of Directors,
----------------------------------        President and Chief Executive Officer

Name of Employer:                         Kellwood Company
-----------------

Principal Business:                       Manufacturer and marketer of apparel
-------------------                       and related soft goods.

Address:                                  600 Kellwood Parkway
--------                                  St. Louis, Missouri 63017

                                   Exhibit 2M

DOUGLAS H. YAEGER (Director of First Banks, Inc.)

Principal Occupation or Employment:       Chairman of the Board of Directors,
-----------------------------------       President and Chief Executive Officer

Name of Employer:                         The Laclede Group, Inc.
-----------------

Principal Business:                       Retail distribution of natural gas
-------------------

Address:                                  720 Olive Street, Room 1507
--------                                  St. Louis, Missouri 63101

                                   Exhibit 2N

MICHAEL F. HICKEY (Executive Vice President and Chief Information Officer of First Banks, Inc.)

Principal Occupation or Employment:       Executive Vice President and Chief
-----------------------------------       Information Officer

Name of Employer:                         First Banks, Inc.
-----------------

Principal Business:                       Bank Holding Company
-------------------

Address:                                  135 North Meramec
--------                                  Clayton, Missouri 63105

                                   Exhibit 2O

TERRANCE M. McCARTHY (Senior Executive Vice President and Chief Operating Officer of First Banks, Inc.; President and Chief Executive Officer of First Bank; Chairman of the Board of Directors, President and Chief Executive Officer of First Bank & Trust)

Principal Occupation or Employment:       Senior Executive Vice President and
-----------------------------------       Chief Operating Officer

Name of Employer:                         First Banks, Inc.
-----------------

Principal Business:                       Bank Holding Company
-------------------

Address:                                  135 North Meramec
--------                                  Clayton, Missouri 63105

                                   Exhibit 2P

MICHAEL F. McWHORTOR (Executive Vice President - Banking Support of First Banks, Inc.)

Principal Occupation or Employment:       Executive Vice President - Banking
-----------------------------------       Support

Name of Employer:                         First Banks, Inc.
-----------------

Principal Business:                       Bank Holding Company
-------------------

Address:                                  135 North Meramec
--------                                  Clayton, Missouri 63105

                                   Exhibit 2Q

MARK T. TURKCAN (Executive Vice President - Mortgage Banking of First Banks,
Inc.)

Principal Occupation or Employment:       Executive Vice President - Mortgage
-----------------------------------       Banking

Name of Employer:                         First Banks, Inc.
-----------------

Principal Business:                       Bank Holding Company
-------------------

Address:                                  135 North Meramec
--------                                  Clayton, Missouri 63105

                                   Exhibit 2R

LISA K. VANSICKLE (Senior Vice President and Controller of First Banks, Inc.)

Principal Occupation or Employment:       Senior Vice President and Controller
-----------------------------------

Name of Employer:                         First Banks, Inc.
-----------------

Principal Business:                       Bank Holding Company
-------------------

Address:                                  135 North Meramec
--------                                  Clayton, Missouri 63105